Exhibit 99.30

FORM 51-102F3

Material Change Report

Item 1    Name and Address of Company

Greenbrook TMS Inc. (“Greenbrook”)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

Item 2    Date of Material Change

December 31, 2020.

Item 3    News Release

A news release was issued by Greenbrook on December 31, 202o through the facilities of Business Wire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4    Summary of Material Change

On December 31, 2020, Greenbrook announced that it and its subsidiaries entered into a credit and security agreement for a US$30 million secured credit facility (the “Credit Facility”) with Oxford Finance LLC (“Oxford”). As consideration for providing the Credit Facility, Greenbrook issued 256,535 common share purchase warrants (the “Warrants”) to Oxford. Each Warrant is exercisable for one common share of Greenbrook at an exercise price of C$2.24 per common share. The Warrants will expire on December 31, 2025.

Item 5    Full Description of Material Change

5.1 - Full Description of Material Change

On December 31, 2020, Greenbrook announced that it and its subsidiaries entered into the Credit Facility with Oxford.

The Credit Facility provides a US$15 million term loan which was funded at closing and an option of drawing up to an additional US$15 million in three US$5 million delayed-draw term loan tranches within the next 24 months, subject to achieving specific financial milestones. All amounts borrowed under the Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The Credit Facility has a five-year term and amortizes over the life of the Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year.

As consideration for providing the Credit Facility, Greenbrook issued 256,535 Warrants to Oxford. Each Warrant is exercisable for one common share of Greenbrook at an exercise price of C$2.24 per common share. The Warrants will expire on December 31, 2025.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6    Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8    Executive Officer

For further information, please contact William Leonard, President and Chief Executive Officer, at (855) 797-4867.

Item 9    Date of Report

January 11, 2021.